EX-4.b

NAME CHANGE ENDORSEMENT

This endorsement is made a part of the Contract to which it is attached and is effective as of __________.

In accordance with the merger of Reassure America Life Insurance Company and Jackson National Life Insurance Company (Jackson) effective __________, and pursuant to the necessary regulatory approval, your life insurance company is now Jackson National Life Insurance Company, domiciled in the state of Michigan.

All references to Reassure America Life Insurance Company are hereby changed to Jackson National Life Insurance Company. No terms, conditions or benefits of your policy, contract or certificate have changed. Jackson National Life Insurance Company is responsible for all benefits payable under the policy, contract or certificate. Your rights as a policyholder are not affected.

If you have any questions, you may call Jackson National Life Insurance Company or write Jackson National Life Insurance Company at the service office listed below. All future notices, claims, actions, and any other correspondence with Jackson National Life Insurance Company should be sent to the service office listed below:

SERVICE OFFICE:                                                                          EXECUTIVE OFFICE:
[Jackson National Life Insurance Company                              Jackson National Life Insurance Company
P.O. Box 24068                                                                                [1 Corporate Way
Lansing, MI 48909-4068                                                                Lansing, MI 48951]
1-800-644-4565]

7690